SEMCO ENERGY, INC.
                              DIRECT STOCK PURCHASE
                                       AND
                           DIVIDEND REINVESTMENT PLAN

                                  SUPPLEMENT TO
                       PROSPECTUS DATED DECEMBER 22, 1999


     SEMCO Energy, Inc. is changing its Direct Stock Purchase and Dividend Reinvestment Plan ("DRIP") to provide for weekly purchases of common stock. Currently, Norwest Bank uses Participants' optional cash payments to purchase stock only once a month. Starting June 5, 2000, Norwest will make stock purchases weekly. Therefore, Participants' cash payments will be invested approximately four times a month, on the first business day of each week or as soon thereafter as feasible.

     This  change  does  not  affect  the  reinvestment  of  cash  dividends.

     This change also does not affect the method of determining the price paid for stock. As before, if Norwest Bank purchases common stock on the open market or in private transactions, the price paid by Participants will be the average price paid by Norwest. If Norwest purchases common stock directly from SEMCO, the price paid by Participants will be the average of the closing prices on the New York Stock Exchange on the three trading days preceding the purchase.

     This change will make it easier for Norwest Bank to purchase shares of SEMCO's common stock and cause Participant cash payments to be invested more frequently. A cash payment will be refunded if a request is received by Norwest at least one full business day prior to the first business day of the week in which the cash payment would have been invested.

     Investment  statements  will  be  mailed  weekly.

     The most recent DRIP Prospectus is dated December 22, 1999. Please keep this letter with that DRIP Prospectus for future reference.

     If you have any concerns with this change, you may contact Norwest Bank at 1-877-536-3549 or 1-651-450-4064 between 7:00 a.m. and 7:00 p.m. Central Time.
You  may  also  write  Norwest  at:

          Norwest  Bank  Minnesota,  N.A.
          P.O.  Box  64863
          St.  Paul,  MN  55164-0863





                THIS PROSPECTUS SUPPLEMENT IS DATED MAY 26, 2000